Exhibit 4.17

AMENDMENT NO. 14

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan, established as of July 1, 2006, and as subsequently amended (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

1. Effective as if originally included in Amendment No. 13 to the Plan, the last paragraph of Section 13.01 of the Plan is amended to provide as follows:

Notwithstanding the foregoing, the Matching Employer shall not make the Regular Employer Matching Contribution as described in the first paragraph above for the Plan Year ending December 31, 2010 (the “2010 Plan Year”) for any Eligible Employee who is an eligible NuVox Participant (as described below). Instead, the Matching Employer for the 2010 Plan Year shall make a “NuVox” Regular Employer Matching Contribution on behalf of each such eligible NuVox Participant in an amount equal to 25% of the first 4% of the NuVox Participant’s Compensation that he contributes to the Plan as Salary Deferral Contributions for the 2010 Plan Year. As soon as administratively practicable following the end of the 2010 Plan Year, “NuVox” Regular Employer Matching Contributions shall be made by the Matching Employer and allocated to each eligible NuVox Participant. A person is an eligible NuVox Participant only if he is employed as an Eligible Employee on December 31, 2010 (in a position not covered by a collective bargaining agreement) by either NuVox Communications, Inc. or an entity that was related to NuVox Communications, Inc. immediately prior to the merger with Windstream Corporation (a “NuVox Entity”) or had died, retired, or became disabled during the 2010 Plan Year while employed by a NuVox Entity as an Eligible Employee (in a position not covered by a collective bargaining agreement). A person is eligible to receive “NuVox” Regular Employer Matching Contributions only with respect to the NuVox Participant’s Compensation and Salary Deferral Contributions for the portion of the 2010 Plan Year that is attributable to the period when the NuVox Participant was an Eligible Employee during the 2010 Plan Year. For purposes of this paragraph, (i) “retired” means termination of employment on or after age 65 or when eligible for an “Early Retirement Pension” under the Windstream Pension Plan and (b) “disabled” means disabled under the Company’s long-term disability plan. For purposes of clarity, the Regular Employer Matching Contributions as described in the first paragraph above, and not the “NuVox” Regular Employer Matching Contribution described in this paragraph, shall apply to NuVox Participants for Plan Years following the 2010 Plan Year.

2. Effective of July 7, 2010, a new Section 20.08 is added to the Plan to provide as follows:

20.08	Merger of the NuVox Communications, Inc. Profit Sharing 401(k) Plan

(a)	Merger. Effective as of July 7, 2010, the Nuvox Communications, Inc. Profit Sharing 401(k) Plan (the “NuVox 401(k) Plan”) shall be merged into and made a part of the Plan, and the trust fund maintained in connection with the NuVox 401(k) Plan shall be added to the assets of the Trust Fund to be disposed of under the terms, conditions, and provisions of the Plan and Trust. On and after July 7, 2010, the general provisions of the Plan shall govern with respect to the interests under the NuVox 401(k) Plan of all persons except (i) as otherwise expressly provided in this Section 20.08 and (ii) to the extent the general provisions of the Plan are inconsistent with any provisions of the NuVox 401(k) Plan that may not be eliminated under Section 411(d)(6) of the Code (and the regulations thereunder).

For purposes of clarity, the following forms of payment and in-service withdrawal provisions that were available under the NuVox 401(k) Plan as in effect on July 7, 2010 shall be available under the Plan with respect to the Participant’s Separate Account attributable to the NuVox 401(k) Plan (and, as applicable, attributable to a particular sub-account under the NuVox 401(k) Plan):

(1)	On or after a Participant’s Settlement Date, single sum payment.

(2)	Installment form of payment and installment or partial payment minimum required distribution in accordance with Section 401(a)(9), but only for participants (or beneficiaries) who have commenced such installments or partial payments on or prior to July 7, 2010.

(3)	In-service withdrawal of amounts attributable to elective deferrals, employer-matching contributions, and employer nonelective contributions upon attainment of age 59- 1/2.

(4)	In-service withdrawals of amounts attributable to rollover contributions at any time.

(5)	In-service hardship withdrawals of account balance attributable to elective deferrals (excluding earnings).

(b)

Accounts. As of July 7, 2010, Separate Accounts shall be established in accordance with the provisions of Section 11.07 in the name of each person who as of July 7, 2010 was a participant or beneficiary with an interest under the NuVox 401(k) Plan (and for whom a Separate Account had not already been established). As of the date the assets of the trust fund of the NuVox 401(k) Plan are received by the Trustee and deposited in the Trust Fund, there shall be credited to each such Separate Account or Sub-Account, as applicable, the value of such person’s prior separate account or sub-account of the corresponding type under the NuVox 401(k) Plan as certified to the Plan Administrator by the plan administrator of the NuVox 401(k) Plan.

(c)	Forfeitures. If a person who was a participant under the NuVox 401(k) Plan (i) incurred a forfeiture under the NuVox 401(k) Plan prior to July 7, 2010 (and such forfeiture has not been restored), (ii) resumes employment as an Employee under the Plan, and (iii) would have had the forfeiture restored under the NuVox 401(k) Plan as in effect on July 7, 2010, such forfeiture shall be restored under the Plan in the same manner and under the same conditions as such forfeiture would have been restored under the NuVox 401(k) Plan as in effect on July 7, 2010.

(d)	Beneficiary Designations. Effective as of July 7, 2010, each beneficiary designation under the NuVox 401(k) Plan shall be void and have no further effect. Article XVII of the Plan shall apply to determine the beneficiary with respect to the Separate Accounts or Sub-Accounts established under Section 20.08(b) of the Plan (or previously established under the Plan).

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 14 to the Windstream 401(k) Plan to be executed on this 9th day of June, 2010.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of the Benefits Committee